Delisting Determination, The Nasdaq Stock Market, LLC, September 15, 2008, Atari, Inc. The Nasdaq Stock Market, LLC (the Exchange) has determined to remove from listing the common stock of Atari, Inc. (the Company), effective at the open of business on September 25, 2008. On December 21, 2007, Exchange Staff notified the Company that it was deficient with respect to Marketplace Rule 4450(b)(3). Pursuant to Marketplace Rule 4450(e)(1), Staff provided the Company ninety calendar days to regain compliance with Marketplace Rule 4450(b)(3). The Company had not regained compliance by the expiration of the ninety calendar day period. On March 24, 2008, Staff informed the Company that it no longer qualified for listing on the Exchange as it failed to comply with Marketplace Rule 4450(b)(3). On March 27, 2008, the Company excercised its right to appeal the Staffs determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Marketplace Rule 4805. Upon review of the information provided by the Company, the Panel determined to suspend and delist the Companys securities, and notified the Company of that decision by letter dated May 7, 2008. The Companys securities were suspended from trading on the Exchange at the open of business on May 9, 2008. On May 19, 2008, the Company excercised its right to appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (Council), pursuant to Marketplace Rule 4807(a). After considering the written record in this matter, the Council determined to affirm the Panels decision to delist the Companys securities. On August 18, 2008, the Council notified the Company of its decision. The delisting decision became final on September 4, 2008.